Filed by Veracyte, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Veracyte, Inc. and Decipher Biosciences, Inc.

This filing relates to a proposed business combination involving

Veracyte, Inc. and Decipher Biosciences, Inc.

(Subject Company Commission File No.: 001-36156)

Decipher Biosciences Acquisition Further Solidifies Global Leadership in Cancer Diagnostics and Accelerates Growth ANSWERS February 3, 2021 ® Veracyte, Inc. All rights reserved.

Forward-Looking Statements This presentation contains forward-looking statements, including, but not limited to, our statements related to our plans, objectives, expectations (financial and otherwise) or intentions with respect to the pending acquisition of Decipher Biosciences; statements regarding the expected timing for completion of the transaction; statements related to the expected benefits of the proposed transaction, including but not limited to, the acceleration of Veracyte’s revenue and path to profitability, the accretiveness to Veracyte’s gross margin, and the expansion of Veracyte’s total addressable market opportunity; statements regarding Veracyte and Decipher’s total revenue and genomic test volume for 2020; and statements regarding the commercial launch of the Decipher Bladder test and its kidney cancer test, the breadth and depth of Veracyte’s product offerings in cancer diagnostic testing, and the ability of Decipher GRID to augment Veracyte’s biorepositories. Forward-looking statements can be identified by words such as: “appears,” "anticipate," "intend," "plan," "expect," "believe," "should," "may," "will," “positioned,” “designed” and similar references to future periods. Actual results may differ materially from those projected or suggested in any forward-looking statements. These statements involve risks and uncertainties, which could cause actual results to differ materially from our predictions, and include, but are not limited to, the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may not grant a required regulatory approval; delay in closing the transaction or the possibility of non-consummation of the transaction; the risk of stockholder litigation in connection with contemplated transaction; the retention of Decipher employees and Veracyte’s ability to successfully integrate the Decipher Biosciences business; and risks inherent in the achievement of anticipated synergies and the timing thereof. Additional factors that may impact these forward-looking statements can be found in Item 1A – “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on February 25, 2020 and in our Quarterly Report on Form 10-Q filed with the SEC on November 2, 2020. A copy of these documents can be found at the Investors section of our website at www.veracyte.com. These forward-looking statements speak only as of the date hereof and Veracyte specifically disclaims any obligation to update these forward-looking statements or reasons why actual results might differ, whether as a result of new information, future events or otherwise. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Important Additional Information May be Filed with the SEC Veracyte may file with the SEC a registration statement on Form S-4, which, if filed, will include a prospectus of Veracyte. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS IFFILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERACYTE, DECIPHER, THE PROPOSED TRANSACTION AND RELATED MATTERS. If filed, investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Veracyte’s website at https://investor.veracyte.com. Veracyte, Afirma, Percepta, Envisia, Prosigna, "Know by Design" and the Veracyte, Afirma, Percepta, Envisia and Prosigna logos are registered trademarks of Veracyte in the U.S. and selected countries. Decipher Biopsy, Decipher RP, Decipher Bladder and Decipher GRID are trademarks of Decipher . Veracyte has common law rights and pending trademark applications for LymphMark and “More About You.” nCounter is the registered trademark of NanoString Technologies, Inc. in the United States and other countries and used by Veracyte under license. ® Veracyte, Inc. All rights reserved. February 3, 2021

Our vision is to improve outcomes for patients all over the world at every step of their journey. ® Veracyte, Inc. All rights reserved. February 3, 2021 February 3, 2021 ® Veracyte, Inc. All rights reserved.

Veracyte today

Genomic tests targeting multiple diseases across care continuum

Pre-Cancer Detection	Early Detection	Diagnosis & Prognosis	Treatment	Indication	Currently Addressed Market
		Afirma	RET, BRAF, NTRK	Thyroid Cancer	$820M US/EU
Nasal Swab Test	Nasal Swab Test ←	Percepta	EGFR, ALK, NTRK, ROS1, RET	Lung Cancer	$7.6B Global[2]
		Envisia	MUC5B	ILD/IPF	$735M US/EU
		prosigna	PIK3CA, Basal, Lum A/B	Breast Cancer	$900M Global
~$39B TAM		LymphMark™[1]	BTK	Lymphoma	$350M Global
					~$10B

1 Investigational product
2 Percepta Genomic Atlas is US only

® Veracyte, Inc. All rights reserved.
February 3, 2021 4

nCounter Nasal Swab LymphMark™ CLIA LAB Nasal Swab LymphMark™ LymphMark™ A global platform for international expansion Veracyte today ® Veracyte, Inc. All rights reserved. February 3, 2021 February 3, 2021 ® Veracyte, Inc. All rights reserved.

February 3, 2021 ® Veracyte, Inc. All rights reserved. Drives market, menu and global expansion Accelerates growth Combination creates comprehensive portfolio of novel genomic diagnostic tests addressing 7 of the top 10 cancers

A market leader in urologic cancer genomic diagnostics Decipher Biosciences overview Commercial-stage precision oncology company focused on $2B urologic cancer market Approximately 100 full-time employees, large CLIA- and CAP-certified lab in San Diego Unique product portfolio spanning the entire localized prostate cancer care continuum 2020 revenue grew >130% to $39M to $40M, compared to $16.5M in 2019 Operating cashflow positive in 2020 Proven proprietary technology, included in over 220 scientific publications Biopharma partnerships including Janssen, Astellas and Dendreon ® Veracyte, Inc. All rights reserved. February 3, 2021

Decipher Biosciences urologic cancer tests

Significant commercial traction in large markets

Product Portfolio	Product Indications	2020 U.S. Estimated Incidence[1]	Clinical Evidence			Commercialization			
			Analytic Validation	Clinical Validation	Clinical Utility	Medicare Coverage	NCCN Guideline Inclusion	Commercial Payors[4]	Prior or Expected Launch Date
DECIPHER PROSTATE **BIOPSY**	NCCN Very Low	12,000	✓	✓	✓	✓		✓	2019
	NCCN Low	42,000	✓	✓	✓	✓	✓	✓	2019
	NCCN Fav. Int.	29,000	✓	✓	✓	✓	✓	✓	2020
	NCCN Unfav. Int.	32,000	✓	✓		✓	✓	✓	2020
	NCCN High	37,000	✓	✓		✓	✓	✓	2020
	NCCN Very High	8,000	✓	✓		✓			2020
	Lymph Node +	6,000	✓	✓		✓			2020
	nmCRPC	8,000	✓	✓					**2023**
	mCRPC[2]	68,000	✓	✓					**2023**
	mHSPC	15,000	✓	✓					**2022**
DECIPHER PROSTATE **RP**	Post-Radical Prostatectomy	70,000	✓	✓	✓	✓	✓	✓	2015
	Salvage	30,000	✓	✓	✓	✓	✓	✓	2020
DECIPHER BLADDER	NMIBC / MIBC	80,000	✓	✓		✓[3]			**2021**
DECIPHER RENAL CELL	In development								

1 Based on 2020 estimates by Global Data
2 Represents patients who are eligible for new drug therapy, including first-, second-, and third-line therapies. Includes patients at diagnosis and patients that progress from BCR to mCRPC, mHSPC to mCRPC, and nmCRPC to mCRPC
3 Draft LCD DL38647 published 5/21/2020, expected to be final and effective in 2021
4 Decipher tests are covered by numerous regional and select international payors and are actively pursuing additional coverage

® Veracyte, Inc. All rights reserved.
February 3, 2021 8

Enables physicians to personalize treatment across localized disease Decipher Biosciences in prostate cancer February 3 , 2021 ® Veracyte, Inc. All rights reserved. Initial Management Definitive Therapy After Surgery At BCR Active Surveillance or Treat? Treatment Intensity? Early or Salvage Radiation? Treatment Intensity? Definitive Therapy Active Surveillance Early Intervention Multi-modal Therapy Treatment Intensification Delayed Intervention Monotherapy Treatment Deintensification Early Intervention Multi-modal Therapy Treatment Intensification Delayed Intervention Monotherapy Treatment Deintensification Early Intervention Radiation +/- Hormones Watchful waiting HIGH RISK INT. RISK LOW RISK HIGH RISK INT. RISK LOW RISK HIGH RISK INT. RISK LOW RISK HIGH RISK INT. RISK LOW RISK

Comprehensive urologic cancer biorepository to drive further value Decipher GRID >300 Clinically Validated Prognostic/Predictive Signatures supported by >200 publications Genomics & Proprietary Signatures >15,000 Patients from Clinical Trials Clinical Trials Community Patients from >3,200 U.S. Physicians Physicians >90,000 patient samples >46,000 genomic transcripts Clinical outcomes, demographics, pathology and claims Decipher GRID Database Fuels Pipeline Development Enables Biopharma partnerships ® Veracyte, Inc. All rights reserved. February 3, 2021

Top cancers in US by incidence

Market and menu expansion accelerates growth

VERACYTE

Addressing **4 of top 10** cancers


Acute Leukaemia
Melanoma
Breast Cancer
Colorectal cancer
Renal Cell Carcinoma
Lung Cancer
Bladder Cancer
Non-Hodgkins Lymphoma
Prostate Cancer
Thyroid Cancer

~680,000 patients/year

~60% increase

$2B+ TAM in US alone

VERACYTE + Decipher Biosciences

Addressing **7 of top 10** cancers


Acute Leukaemia
Melanoma
Breast Cancer
Colorectal cancer
Renal Cell Carcinoma
Bladder Cancer
Lung Cancer
Prostate Cancer
Non-Hodgkins Lymphoma
Thyroid Cancer

~1,100,000 patients/year

Source: Evaluate Pharma Forecasts
Note: Incidence based on US population in 2022.

® Veracyte, Inc. All rights reserved.
February 3, 2021 11

LymphMark™ CLIA LAB Nasal Swab LymphMark™ Further solidifies our global leadership February 3, 2021 ® Veracyte, Inc. All rights reserved. ~$50+ BILLION LONG-TERM GLOBAL TAM CLIA LAB Decipher: Prostate Decipher: Bladder Decipher: Kidney nCounter Transplant Decipher: Prostate Decipher: Bladder Decipher: Kidney Veracyte + Decipher Biosciences Company estimates

Veracyte + Decipher Biosciences

Accelerates our strategic growth pathway



DECIPHER BIOSCIENCES
Expansion into urologic cancers
Global diagnostic testing and platform leader
Acquired global platform and new indications
Menu expansion
Strategic partnerships
Care continuum expansion
Whole transcriptome sequencing and machine learning
Xpression Atlas
Nasal Swab
Atlas
IPF Prognostic
Afirma
Percepta
Envisia
prosigna
LymphMark
janssen
Dendreon
astellas
Lilly
LOXO
Johnson & Johnson
AcertaPharma
AstraZeneca
CareDx
Yale University
BAYER
nCounter
Decipher: Kidney
Decipher: Bladder
Decipher: Prostate
Transplant

2013 - 2018 | **2019 - 2020** | **2021+**

1 **Scientific Excellence**

2 **Channel Expansion**

3 **Menu Expansion**

® Veracyte, Inc. All rights reserved.
February 3, 2021 13

+37% 139% YoY +106% Accelerating Revenue Growth and Pathway to Profitability Illustrative Pro Forma Financials ($ in millions) Decipher Biosciences Historical Standalone Revenue2020 Pro Forma[2021 Guidance] Veracyte Q4 2020 Annualized +30% Revenue Growth Revenue Growth +31% (2)% YoY +16% Source: * Figures are based on the mid-point of the total revenue expected to be reported by Veracyte and Decipher Biosciences for the fourth quarter of 2020 and full year 2020.  Veracyte expects to report total revenue of between $34 million and $35 million for the fourth quarter of 2020 and $117 million and $118 million for the full year 2020. Decipher Biosciences expects to report total revenue of between $11.75 million and $12.25 million for the fourth quarter of 2020 and $39 million and $40 million for the full year 2020.  These figures preliminary and unaudited and subject to each company’s financial closing procedures. **Represents the annualized total revenue for the combined company based on the midpoint of the total revenue for each company for the fourth quarter of 2020. ® Veracyte, Inc. All rights reserved. February 4, 2021 $156M $186M Acquisition of Decipher Biosciences is gross margin accretive to Veracyte Decipher Biosciences has been operating cash flow positive for 2020 * * * **

Excited to welcome Decipher Biosciences leadership and team to Veracyte February 3, 2021 ® Veracyte, Inc. All rights reserved. Ryan Dittamore, Chief Business Officer & Head of Product Development Tina Nova, PhD, President & CEO Elai Davicioni, PhD, founder and chief scientific officer Bashar Dabbas, M.D., Chief Medical Officer & Laboratory Director Christopher Roberts, Sr VP, Corporate Initiatives Brent Vetter, Chief Financial Officer John Aballi, Chief Operating Officer

The plan once the merger closes Tina will assume role of General Manager, Urologic Cancer Business, reporting to me Brent Vetter will report to our CFO and COO, Keith Kennedy All other functions will continue to report through current leaders in the organization to Tina Employee healthcare benefits remain as-is through 2021 or until transition makes sense Decipher Biosciences vacation balances will roll over to Veracyte Employees will be eligible to enroll in Veracyte 401K and matching will be offered (up to $3,000 per year) Employees will be eligible to participate in Veracyte’s ESPP Integration Financial reporting and all compliance aspects of being a public company will be top priority The Decipher brand will be preserved as a franchise in the Veracyte portfolio We will rebrand kits, TRF’s and patient reports, sales, marketing and other materials as Veracyte materials carrying the Decipher product brand Website will be updated and integrated as a “product” site for physicians and patients retaining the Decipher brand Employees will be trained on what it means to be a public company Over time we will identify opportunities to adopt best-practices across the business one function at a time We will build collaboration models throughout our operations IT systems such as sf.com, ADP, Xifin, NetSuite will all be migrated over time February 3, 2021 ® Veracyte, Inc. All rights reserved.

Key ground rules until merger closes Antitrust laws require Veracyte and Delight to continue to operate independently pre-close Must limit any collaborative activities and information exchanges solely to that necessary to plan for post-close integration Parties cannot: Implement changes to product development or sales Discuss pricing or sales plans Parties can: Discuss post-close product and commercialization plans Agree on post-close organizational structures Discuss post-close positions with the other company’s employees Prepare IT integration and switchover plans February 3, 2021 ® Veracyte, Inc. All rights reserved.